

December 21, 2017

Via E-mail
Donald J. Stebbins
Chief Executive Officer and President
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, Michigan 48033

      Re: Superior Industries International, Inc.
              Form 10-K for the Fiscal Year Ended December 25, 2016
              Filed March 3, 2017
              File No. 1-06615

Dear Mr. Stebbins:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. On page 1, you state that you supply aluminum wheels for vehicles manufactured by certain automakers. We are aware of publicly available information indicating that some of the automakers you have identified sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements. You should describe any products and technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance